July 18, 2024

Attn: Mr. Larry Spirgel

Office Chief

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re:	Mode Mobile, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed July 2, 2024
File No. 024-12419

Dear Mr. Spirgel:

We acknowledge receipt of the verbal comments delivered on July 17, 2024 from the staff of the Division of Corporate Finance - Office of Technology (the “Staff”) the regarding the Offering Statement of Mode Mobile. Inc. (the “Company”), to which we provide the below response.

On July 17, 2024 a verbal comment was conveyed requesting additional detail to support the Company’s statements on page 17 of the offering circular that neither the Company nor its management will have control of the $CRNC network or a role in the ongoing governance of that network, which will become the responsibility of $CRNC stakeholders as a collective group. To provide additional support for that claim, the Company is providing the following details regarding ownership of $CRNC tokens by the Company and its management:

Name of beneficial owner	Amount and nature of beneficial ownership of $CRNC Tokens	Percentage Ownership
Mode Mobile, Inc.	-	0%
Dan Novaes	48,000,000	4.95%
Kiran Panesar	24,000,000	2.48%
Justin Hines	2,040,000	0.21%
Kathy DeKam	1,550,000	0.16%
Prakash Ramachandran	1,550,000	0.16

Company and Affiliates as a Group	75,590,000	7.8%

As such, the ownership of $CRNC tokens by the Company and its management is not sufficient to exercise control of the $CRNC network individually or as a group.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Mode Mobile, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Dan Novaes

CEO of Mode Mobile, Inc.